Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Response to NY PSC Staff Paper
Verizon / MCI Transaction Yields Significant Benefits

Background:

On July 6, 2005, the Staff of the New York Public Service Commission released a preliminary and tentative analysis of the Verizon/MCI transaction. The Staff’s initial conclusion was that the merger would lead to increased market concentration. These talking points explain why, upon review of a complete factual record, we believe the Staff’s preliminary view will not become that of the Commission. Verizon and MCI will complete the factual record in the NY state proceedings.

Deficiencies of the Staff’s Preliminary View:

1.	The NY PSC Staff Paper does not acknowledge the significant benefits of the MCI transaction.

The transaction will:

•	Create a strong new competitor in the highly competitive enterprise space, and

•	Strengthen the MCI networks and systems through the investment of $2 billion in capital and up to $3.5 billion in total, including expenses,

•	Even as Verizon competes across-the-board with wireless and Internet technologies, providing new services and a better alternative to cable.

2.	The Staff analysis is inconsistent with recent findings by the NY Commission itself that the market is robustly competitive.

•	The New York Commission – as opposed to the preliminary staff paper – recently recognized that the communications marketplace has become markedly more competitive.

•	In its recent order initiating the intermodal competition docket, the NY Commission states that consumers have multiple choices of providers, intermodal competition flourishes in NY, and regulatory policy must keep pace with market realities

•	The Commission’s view of the NY market should guide review of the transaction – review that properly considers the changes in technology and increasingly robust competition from cable, VoIP, wireless, etc.

3.	The Staff analysis contradicts its own comments in the white paper, as well as the NY Dept. of Public Service’s own filing with the FCC, on the crucial importance of intermodal competition.

•	The Staff Paper acknowledges that changes in technology provide consumers with many choices of multiple services from multiple providers and that NY has more customer options available than almost any other state – yet these facts are not taken into account in the Staff’s analysis;

•	In comments to the FCC, the NY DPS said, “The Commission should take…full account of the fact that ‘choice’ is evolving rapidly with carriers increasingly able to use multiple platforms to satisfy consumers’ telecommunications needs. While it is difficult to predict with precision just how fast consumers will move to these new platforms, there is no doubt that these platforms provide viable competitive alternatives. Thus, the Commission should recognize current market conditions by expressly placing substantial weight on intermodal competition as the basis for its switching impairment findings.”

4.	The Staff analysis is incomplete and cannot support any negative conclusions.

The Staff used one form of preliminary analysis to reach its preliminary conclusions, despite the fact that this approach looks backwards to earlier market conditions (ignoring rapid change in technology and the industry). In addition, the Staff admittedly relied on incomplete information and failed to consider the following robust intermodal competition:

•	Cable telephony is available to over 21 million homes in Verizon’s service area;

•	Wireless has already displaced wireline for an estimated 11 million lines, and wireless accounts for roughly 30 percent of all voice traffic;

•	One research firm estimates that 10 percent of all US households will be using VoIP telephony alone by 2009 and

•	Another research firm estimates that as of year-end 2004, almost 3.5 million access lines had been lost to cable telephony.

And, specific to NY:

•	Mass market (ILEC & CLEC) wireline access lines dropped by almost 1.2 million between 2000 and year-end 2004. During the same period, wireless subscribership and mass market high-speed lines increased by over 7 million (FCC);

•	The number of wireless subscribers rose from about 5 million in June 2000 to over 10.8 million in December 2004. During the same period, residential and small business lines served by ILECs declined by over 2.1 million (FCC);

•	Cablevision said in May 2005 it had 400,000 VoIP customers, after adding 91,792 voice customers in 1Q05 (Verizon PSC filing);

•	Coaxial cable Internet accounts for about 70 percent of the 2.8 million high-speed lines serving NY, while ADSL accounts for only about 23 percent (FCC);

•	Broadband use in NY has grown from around 488,000 residential and small business lines in 2000 to about 2.6 million lines in December 2004 (FCC).

5.	We are confident that the final, fully-informed Commission review will recognize the public interest benefits of the Verizon/MCI transaction.

The Staff white paper brings us an additional step closer to completing the review process in New York and now the issue is finally before the Commission for decision.

6.	The facts show that competition, not concentration, will be the result:

•	Overlapping Facilities: Nationally, there are approximately 39 groupings of contiguous wire-center areas in which Verizon and MCI have overlapping fiber. In these 39 areas, 92 percent have two or more suppliers in addition to Verizon and MCI; and there is at least one additional supplier in all but one of these areas. There is an average of nearly six competitors per wire center. In NY, the overlapping wire centers fall into seven clusters, all of which have multiple competitors with fiber facilities. There are 45 unique competitors, with an average of 12 competitors per cluster.

•	Enterprise Revenues: Verizon and MCI’s combined enterprise revenues will be within a range of 16-22 percent of the market, according to various sources. The combined share of Verizon/MCI is less than AT&T and SBC’s combined share.

•	Internet Backbone: The combined company’s share of the North American Internet backbone traffic carried is less than 10 percent, according to the best estimate. After the transaction, the combined company would retain MCI’s current ranking as the fourth largest of the seven comparable Internet backbone operators including AT&T, Sprint, Level 3, Qwest, SAVVIS, and AOL. The company would also continue to face intense competition from many Internet backbone providers, who collectively carry 35 percent of North American traffic.

•	Special Access: Approximately 80 percent of Verizon’s high capacity special access services are sold at wholesale to other carriers. The combined company will continue to have a strong business incentive to continue providing wholesale customers with good service.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc.,

Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.